EXCLUSIVE APPAREL, INC.
8860 Greenlawn Street
Riverside, CA 92508

October 1, 2009

VIA FACSIMILE (703) 813-6963

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Division of Corporate Finance
CF/AD 9
100 F Street N.E.
Washington D.C. 20549

Re:           Exclusive Apparel, Inc. (“Company”)

Dear Mr. Rhodes:

This letter is in response to your letter dated September 24, 2009.

Form 8-K-General compliance comments

1.           We have revised the Form 8K to state that the Board of Directors approved the decision to dismiss its independent public accountants as required by Item 304(a)(l)(i) of Regulation S-K.

2.           We have included a paragraph stating through the date of resignation, declination or dismissal that there were no disagreements with Seale on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Seale’s satisfaction, would have caused Seale to make reference to the subject matter in connection with any periods; and there were no reportable events as defined in Item 304 (a) (1) (iv) of Regulation S-K.

3.           We have included the statement that the Board of Directors approved the decision to change its independent public accountants.

Blaise A. Rhodes, Staff Accountant
October 1, 2009

Exhibit 16

Upon approval of the changes to the 8K, I will forward a copy to Seale and Beers for an updated Exhibit 16 letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I have also attached, for your review, a redline copy of the 8K/A.

If you have any question, please contact me.

Very truly yours,

EXCLUSIVE APPAREL, INC.

/s/ Georgette Mathers

Georgette Mathers
Chief Executive Officer
GM
Attachment